SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated August 18, 2025.

City of Buenos Aires, August 18, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

Present

Ref.: Changes in the First Level Organizational Structure of YPF S.A.

Dear Ladies and Gentleman,

We are hereby writing to you in compliance with the CNV Rules, and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we inform you that the Board of Directors of YPF S.A., at its meeting held on August 18, 2025, approved the following changes in the Company’s First Level organizational structure, effective as of August 19, 2025.

Within the framework of the Company’s 4 x 4 Plan, and considering the Company’s need to focus on the excellence and effectiveness of its administrative processes while simultaneously addressing the challenges related to strategic projects and their financing, it has been decided to divide the functions currently centralized in the CFO Vice-Presidency and create: (i) the Vice-Presidency of Administration and Reporting, appointing Mr. Juan José Mata as Vice-President, and (ii) the Vice-Presidency of Finance, appointing Mr. Pedro Kearney as Vice-President.

Additionally, Mr. Ariel Polotnianka was appointed on an interim basis as Chief Audit Officer.

Finally, the Board of Directors accepted Mr. Federico Barroetaveña’s resignation from the position of CFO for personal reasons, thanking him for his work and dedication in the performance of his duties.

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 18, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer